Contact

www.linkedin.com/in/phil-whiteaker-44250691 (LinkedIn)
www.morgansupplies.com (Company)

Top Skills

Negotiation

Marketing

Team Building

Honors-Awards

Kennedy Center of Performing Arts

Phil Whiteaker

Acct Manager /Marketing - Morgan Supply/Public Speaker
Fort Smith, Arkansas

Summary

Goal oriented, productive, motivated networker focused on increasing sales for Morgan Supply.

Morgan Supply is the River Valley and Northwest Arkansas' premium distributor of paper, chemical, packaging, and personal protection material.

Over the last five years, I have steadily grown my accounts by over $7,400 (profit) per month.

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Experience

CarStart, Inc.
Vice-President
March 2019 - Present

Morgan Supply
Sales and Marketing
March 2011 - Present (9 years 2 months)

BBR
President of the Board
October 2012 - Present (7 years 7 months)

BBR is an industry specific referral network, designed specifically for our communities top leaders.

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Fort Smith Citizen Police Academy
President of the Board
January 2016 - Present (4 years 4 months)

Education

University of Arkansas - Fort Smith
Bachelor of Arts (B.A.), English Language and Literature, General ·
(2002 - 2007)

UAFS

Bachelor of Arts (B.A.), English/Theatre · (2002 - 2007)

Contact

www.linkedin.com/in/
oscarespinosadallas (LinkedIn)

Top Skills

Media Buying
Broadcast
Radio Promotions

Languages

English (Full Professional)
Spanish (Full Professional)

Óscar Espinosa

Director of Brand Partnerships, Entercom Events & Experiences
Dallas, Texas

Summary

CORE COMPETENCIES INCLUDE
· Innovative Vision, Strategy & Execution
· Non-traditional Revenue - Creation and Execution
· Sponsorships & Integrated Marketing Strategist
· Product Strategy, Development & Launch
· Industry/Consumer Trends Thought-leadership
· Motivational Leadership & Team Building
· Recruiting, Staffing & Training Initiatives
· Client Relations & Alliance Building
· Client Acquisition, Loyalty & Retention
· Campaign Development & Management
· Event Implementation & Execution
· Presentation Delivery & Campaign Sell-In
· Develop and execute cross platform promotions that are relevant to
General and Hispanic markets

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Experience

Entercom
2 years 6 months

Director of Brand Partnerships, Entercom Events & Experiences
June 2019 - Present (11 months)
Dallas/Fort Worth Area

Director, Live Events & Experiences
November 2017 - Present (2 years 6 months)
Dallas/Fort Worth Area

Identifying, creating, selling and executing 360 non-traditional revenue
opportunities for the Entercom DFW cluster - this includes events, content,
social, on-air promotions, mobile marketing , digital, brand integration and
product placement.

•Direct, conceive and produce presentation decks and write new non-
traditional revenue business opportunities.

•Develop customized presentations of the highest quality for new and existing revenue opportunities.

•Direct, manage and motivate all NTR / Promotions / Creative Services department personnel.

•Contribute and strategize, direct, prepare and execute all cluster O&O events, promotional activities and special projects as well as developing and managing budgets for all.

•Work internally and externally to oversee copywriting, design, layout, paste-up and production of all promotional materials, event digital, activations and brand materials.

•Manage the transition and execution for sold programs working closely with Events team, Sales, Account Management and third party vendors.

•Find and develop new concepts to reduce the sales cycle and improve program results and ROI.

•Work across the organization to ensure alignment, cross-functional collaboration and regular communications. Work with Programming, Sales and upper management on strategy and messaging initiatives.

•Secure cross-promotional partners, communicate sponsorship information to relevant internal departments (programming, promotions, digital), and able to demonstrate sound judgment in decision-making.

•Partner with sales to create strategic concepts for ideations across all departments, especially for brands and pitches.

•Work across the organization to ensure alignment, cross-functional collaboration and regular communications. Work with Programming and Sales on strategy and messaging initiatives.

CBS Radio
Director of Live Events & Experiences - Dallas Cluster
December 2014 - Present (5 years 5 months)
Dallas/Fort Worth Area

Identifying, creating, selling and executing 360 non-traditional revenue opportunities for the CBS Radio Dallas cluster - this includes events, content, social, on-air promotions, mobile marketing , digital, brand integration and product placement.

•Direct, conceive and produce presentation decks and write new non-traditional revenue business opportunities.

•Develop customized presentations of the highest quality for new and existing revenue opportunities.

•Direct, manage and motivate all NTR / Promotions / Creative Services department personnel.

•Contribute and strategize, direct, prepare and execute all cluster O&O events, promotional activities and special projects as well as developing and managing budgets for all.

•Work internally and externally to oversee copywriting, design, layout, paste-up and production of all promotional materials, event digital, activations and brand materials.

•Manage the transition and execution for sold programs working closely with Events team, Sales, Account Management and third party vendors.

•Find and develop new concepts to reduce the sales cycle and improve program results and ROI.

•Work across the organization to ensure alignment, cross-functional collaboration and regular communications. Work with Programming, Sales and upper management on strategy and messaging initiatives.

•Secure cross-promotional partners, communicate sponsorship information to relevant internal departments (programming, promotions, digital), and able to demonstrate sound judgment in decision-making.

•Partner with sales to create strategic concepts for ideations across all departments, especially for brands and pitches.

•Work across the organization to ensure alignment, cross-functional collaboration and regular communications. Work with Programming and Sales on strategy and messaging initiatives.

Univision Communications
Director of Marketing, Events & Promotions
April 2002 - May 2014 (12 years 2 months)
Dallas/Fort Worth Area

· Ideation and execution for clients product and promotions

· Non-traditional Revenue, Creation and Execution for Sales teams, both Local and National

· Integrated Marketing Strategist - developed 360 plans for station product/ clients

· Established, built and directed promotions department and team for Univision Radio Dallas. Developed overall vision, authored policies and procedures, and developed long and short term strategies and business plans

· Proven success in leveraging individual employee strengths and coaching through areas of weakness, achieving stellar retention rates, and gaining recognition from senior management for excellent staffing decisions and employee satisfaction

· Granted contract extensions throughout my tenure with the company as a reward due to exemplary client service and satisfaction, innovative integrated marketing practices, proactive approach, motivation, and commitment to excellence

· Drove and coordinated new business concepts and pitches

· Conceptualized, developed and executed signature Cinco de Mayo and Fiestas Patrias events annually for twelve years

· Drove strategic planning process for all clients. Developed and managed implementation of promotional and marketing strategies and tactics, including brand awareness and brand trust-building campaigns, key messaging platforms, social responsibility strategies, qualitative and quantitative research, local market media outreach, integrated marketing activities, influencer and stakeholder relations and alliance-building, development of grassroots campaigns, issues management and crisis management

· Provided counsel to clients and managed client relationships and satisfaction while overseeing all aspects of account work including writing, pitching and execution

· Involved in product launches for clients

· Provided leadership and direction for station(s) re-branding initiative

· Increased audience and advertiser participation via creative and compelling on-air contesting

Telemundo Media, a division of NBCUniversal
Creative Services, HIC Broadcasting, Telemundo Affiliate
1998 - 2002 (4 years)
Dallas/Fort Worth Area

Department led by DFW Media Veteran - Victoria De Anda, Creative Services Director

Conceptualized and oversaw production of news segments and station promos.

Managed promotions staff and budget.

Researched and developed marketing strategies for print, television, outdoor advertising and direct mail that were effective and cost efficient.

Secured station exposure at grass roots and community events.

Oversaw concept, planning and execution of large scale events/concerts.

Developed partnerships with charitable and community service organizations.

Secured merchandise, tickets and trips for on air giveaways and sales promotions.

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Education

Southern Methodist University

Digital Marketing Strategy and Analysis Certificate Program, Digital Marketing Strategy and Analysis · (2018)

Contact

kyle@carstart.com

www.linkedin.com/in/kyle-patton-04753717b (LinkedIn)

Top Skills

Strategic Planning
Management
Negotiation

Kyle Patton

Founder & CEO @ CarStart
Dallas/Fort Worth Area

Summary

www.carstart.com

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Experience

CarStart
CEO
2016 - Present (4 years)
Dallas, Texas

www.carstart.com

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Education

University of Arkansas
Bachelor of Business Administration - BBA